UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
Annual General Meeting update

LONDON: 6 April 2020: Pearson plc ('Pearson' or the 'Company') is announcing changes to the format of its Annual General Meeting (AGM) in light of the COVID-19 pandemic, and in order to protect the health and wellbeing of Pearson's employees, shareholders and other stakeholders.

As a result of government restrictions on travel and the closure of our chosen venue until further notice, we have decided to convene the AGM, to be held at 12 noon on Friday, 24 April 2020, with the minimum necessary quorum of three shareholders, facilitated by Pearson.  Shareholders will still be able to vote on the resolutions and raise questions in advance by e-mail.

Sidney Taurel, Chair of Pearson, speaking on behalf of the Board, said: "Through the COVID-19 pandemic, our priority remains the health and safety of our employees, shareholders, and all our stakeholders. We share the disappointment of shareholders in not being able to convene in the normal manner. We believe that the measures we are taking to safeguard this year's AGM are both necessary and appropriate."

Pearson shareholders are advised to appoint the Chair of the meeting as their proxy and to register their proxy appointment electronically by visiting the registrar's website at http://www.sharevote.co.uk or, if they already have a portfolio registered with Equiniti, by logging onto http://www.shareview.co.uk by 12 noon on Wednesday, 22 April 2020.

If shareholders prefer to return a hard copy Form of Proxy, they should do so in accordance with the instructions on the Form, which was distributed with the Notice of Meeting. Where necessary, shareholders should contact the registered shareholder (the custodian or broker) who looks after their investments in the Company on their behalf, in order to vote their shares.

The Board recommends voting in favour of all the resolutions contained in the Notice of Meeting as, in the Board's opinion, they are in the best interests of the Company and its shareholders.

The Board understands that beyond voting on the formal business of the meeting, the AGM also serves as a forum for shareholders to raise questions and comments to the Board. Therefore, registered shareholders and their corporate representatives or proxies are invited to ask any questions of the board by submitting questions by email.  We will aim to respond to all questions submitted in this way. Shareholders may submit questions by email to chairman-agm@pearson.com.

Shareholders can view and download the Notice of Meeting and accompanying documents via the Pearson website at https://www.pearson.com/en-gb/investors/annual-general-meeting.html.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 06 April 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary